

Reinventing the way oil and gas assets are developed and produced in the Midwest.

ABOUT ENERJEX RESOURCES, INC. (EJXR.BB)

EnerJex Resources, Inc. (EnerJex) is an oil and natural gas acquisition and development company. Operations are currently focused on the Mid-Continent region of the United States and – more specifically – eastern Kansas.

EnerJex acquires oil and natural gas mineral leases that have existing production and cash flow. Once acquired, EnerJex implements an accelerated development program utilizing capital, a regional operating focus, and new technologies to enhance cash flow and return on investment.

Eastern Kansas is known for its historical oil proliferation and substantial reserves. The region continues to be petroleum rich. However, Kansas production is extremely fragmented with over 23,000 individual producers. This structure prohibits current owners from efficiently attracting large capital blocks to fully develop properties. It is a region that has also been ignored over the last 30 years by the big oil companies due to its perceived shallow drilling nature and lower – although steady -- very long-term producing capabilities.

By employing significant capital to roll-up small producers and by implementing new technologies not yet employed in this area of the country, EnerJex is able to extract oil and natural gas at multiples of historical production rates at much lower costs per barrel.

To locate potentially successful well locations on deeper structures and to minimize risk, EnerJex uses the most proven geological tools available, such as 3-D seismic with attribute processing such as spectral decomposition to identify new promising production opportunities.

EnerJex employs highly qualified and experienced geologists and geophysicists who are specialists in this region. These professionals have developed a tremendous knowledge and understanding of the unique geological characteristics of the area, which allows them to better understand and assess the available data, thus greatly increasing EnerJex's odds for success.

FINANCIALS

After initially raising $2.1 million in the first quarter of 2006 and successfully completing a reverse merger in August 2006, EnerJex began trading on the OTC:BB in March 2007 under the stock symbol **EJXR**. On April 17, 2007, EnerJex closed its second investment of capital, a $9 million Senior Secured Debenture offering.

Due to the constantly changing nature of the business, please see EnerJex's website (www.enerjexresources.com) for the latest operational report, financial press releases and SEC filings.

STRATEGY

EnerJex's strategy is to aggregate hydrocarbons in the Mid-Continent region of the United States. **EnerJex's initial focus is in southeast Kansas, which it believes provides acquisition opportunities with tremendous upside potential for a variety of reasons, including:**

- attractive deal flow that gives access to negotiated transactions versus competitive bidding;
- ability to access capital to execute an aggressive roll-up strategy;
- lack of interest compared to Texas, Louisiana, the Barnett Shale, etc.;
- opportunities to apply new technology;
- very attractive acquisition costs and overall economics compared to other areas in the U.S.; and
- fragmented small producers in the region, providing EnerJex with a unique opportunity to aggregate and create a significant presence at much lower valuations.

Acquisitions are an important component of the EnerJex growth strategy. EnerJex has developed an acquisition model using an evaluation formula that combines the expertise of the geological team and the 30-years of oil production experience of Mark Haas, Executive Consultant & Operations Manager for Black Oaks Field. This formula is further refined by EnerJex's staff to identify and quantify the challenges and reserve upside potential of each acquisition target.

This multi-dimensional approach has proven successful for acquisitions to-date, and is seen to be a key asset in maximizing the value of future acquisitions and stockholder value.



EnerJex employs state of the art geological tools and is evaluating technologies not yet used in eastern Kansas, including:

- 3-D seismic technology;
- structure mapping; and
- horizontal drilling.

Up to 100 wells will be drilled in the last eight months of 2007. In addition, the Company now has in excess of 300 drillable locations to continue its aggressive drilling program in 2008.

OPERATIONS

EnerJex is focused on acquiring mineral leases with current production and additional development potential. After targeting a property, EnerJex researches geology and production history, then acquires an engineering assessment. The property must meet internal return on investment criteria. Only then will EnerJex begin negotiations with the property owner.

EnerJex's first properties are proving to be successful due to its careful evaluation, controlled operating costs, and the ability of its operational team to access drilling rigs.



● Gas City Project

This project represents a $1.2 million initial investment located in Allen County, Kansas, that includes a new exploration and development agreement with Euramerica Energy, Inc. Details of the initial transaction include:

- 6,500 acres of oil and gas leases;
- 11 existing wells completed as natural gas producer wells;
- a gas gathering system;
- a compressor, tap and dehydration system tied to an interstate pipeline;
- one salt water disposal well and disposal system; and
- 80 additional drilling locations.

Details of the agreement with Euramerica Energy include:
- Euramerica paid EnerJex $524,000 for exploratory drilling, logging, testing and completing;
- EnerJex is to receive a 10% management fee paid from net revenue interest; and
- Euramerica received an option from EnerJex to purchase the property for $1.2 million through March 1, 2008:
  - if the option is exercised, EnerJex's 10% management fee converts to a 5% carried working interest in the property and a cost plus 17.5 % ongoing operating fee; and
  - at payout the 5% carried interest converts to 25% working interest.

● Black Oaks Field

In September 2006, for $500,000 in cash and stock, the company entered into an agreement to purchase and participate in a joint venture in Woodson and Greenwood Counties in Kansas, which includes approximately 1,980 acres of producing oil leases. Details include:

- an oil reserve acquisition totaling 1.3 million net barrels to EnerJex;
- a privately negotiated transaction with successful, well respected operator Haas Petroleum;
- Phase One includes 30 development wells and ten water injection wells with approximately $4.0 million total capital projected to be invested;
- 95 percent working interest until payout;
- Phase Two is projected to include an additional $5.0 million in capital invested;
- operations are run by respected local operator, Haas Petroleum;
- an option to participate under the same terms in a similar venture (Nickeltown Project with 2,200 acre development) with Haas Petroleum; and
- total drillables are projected to exceed 150 wells.

● Thoren Project

In April 2007, EnerJex entered into an agreement to acquire 100% working interest of an oil and gas lease covering approximately 240 gross acres in Douglas County, Kansas. Details of the transaction include:

- a $400,000 acquisition and subsequent investment of $600,000 in a development program;
- currently 22 oil wells, 11 water injection wells and one water supply well with current production at approximately 36 barrels of oil per day; and
- upon payout, the former owners will revert to a 25% working interest.

Kansas map below show the county location of these projects.

● Tri-County Project

In September 2007, EnerJex entered into an agreement to purchase 200 oil wells across Johnson, Miami, and Franklin counties in eastern Kansas for $800,000. Details include:

- the acquisition of 10 leases encompassing 1,100 gross acres with 100 % working interest;
- current production of approximately 40 BOPD; and
- up to an additional 100 drilling locations.

● DD Energy

EnerJex closed its latest transaction for $2.7 million in late September 2007. The agreement covers seven oil leases across Johnson, Anderson and Linn counties in Kansas. Additional details include:

- 1,500 gross acres with 100% working interest;
- current production of approximately 50 BOPD; and
- there are in excess of 150 drillable locations.



Oil and Gas Fields in Kansas

🟥 GAS	🟨 SHALLOW GAS
🟩 OIL	🟦 OIL AND GAS

- For the year-ended December 31, 2006 the state of Kansas produced 35.7 million barrels of oil.

- Of the total barrels produced in the state, 20 companies accounted for 36% of the total 35.7 million barrels.

- The remaining 64%, or 25 million barrels, came from approximately 23,000 different operators.

The Mid-Continent region and more specifically, the state of Kansas, has historically been one of the top 10 domestic oil producing regions.



Management

C. Stephen Cochennet – Director and Chief Executive Officer

Mark Haas – Executive Consultant & Operations Manager for Black Oaks Field

Dede Jones – Director of Finance and Accounting

Brad Kramer – Project Manager



Corporate Headquarters

7300 W. 110th Street, 7th Floor, Overland Park, KS 66210

www.enerjexresources.com

or contact:

Ellen Fairchild - EFairchild@hagenandpartners.com

P: (913) 642-3715   F: (913) 642-7373